Exhibit 99.2

PUSHING THE BOUNDARIES OF CONNECTIVITY. EVERYWHERE. September 2021

DISCLAIMER Forward - Looking Statements Certain statements in this Presentation, including the projections, are forward - looking statements . Forward - looking statements generally relate to future events or PTK Acquisition Corp . ( “ PTK ” ) and Valens Semiconductor Ltd . ’ s (the “ Company ” ) future financial or operating performance . In some cases, you can identify forward - looking statements by terminology such as “ may ” , “ should ” , “ expect ” , “ intend ” , “ will ” , “ estimate ” , “ anticipate ” , “ believe ” , “ predict ” , “ potential ” or “ continue ” , or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by PTK and its management, and the Company and its management, as the case may be, are inherently uncertain . Uncertainties and risk factors that could affect the Company ’ s and PTK ’ s future performance and cause results to differ from the forward - looking statements in this presentation include, but are not limited to : the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction involving the Company and PTK (such transaction, the “ Business Combination ” ) ; the outcome of any legal proceedings that may be instituted against PTK or the Company, the combined company or others following the announcement of the Business Combination ; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of PTK or to satisfy other conditions to closing ; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination ; the ability to meet stock exchange listing standards following the consummation of the Business Combination ; the risk that the Business Combination disrupts current plans and operations of PTK or the Company as a result of the announcement and consummation of the Business Combination ; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees ; costs related to the Business Combination ; changes in applicable laws or regulations ; the Company ’ s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments ; any downturn or volatility in economic conditions ; the effects of COVID - 19 or other epidemics, cyclicality in the semiconductor industry, any downturn in our end markets including automotive or audio - visual ; changes in the competitive environment affecting us or our customers, including our inability to introduce new products or technologies ; the impact of pricing pressure and erosion ; supply chain risks ; risks to our ability to protect our intellectual property and avoid infringement by others, or claims of infringement against us ; and risks related to the fact that we are incorporated in Israel and governed by Israeli law ; and other risks and uncertainties set forth in the section entitled “ Risk Factors ” and “ Cautionary Note Regarding Forward - Looking Statements ” in PTK ’ s final prospectus relating to its initial public offering dated July 13 , 2020 and in subsequent filings with the Securities and Exchange Commission ( “ SEC ” ) . Nothing in this Presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . Neither PTK nor the Company undertakes any duty to update these forward - looking statements . Financial Information The financial information contained in this Presentation has been taken from or prepared based on the historical financial statements of the Company for the periods prese nted . The Company ’ s historical financial information is prepared in accordance with generally accepted accounting principles ( “ GAAP ” ) . Such information has been audited in accordance with Public Company Oversight Board ( “ PCAOB ” ) standards . We cannot assure you that, had the financial statements been compliant with Regulation S - X under the Securities Act of 1933 , as amended, and the regulations of the SEC promulgated thereunder or audited in accordance with PCAOB standards, there would not be differences and such differences could be material . An audit of the Company ’ s financial statements in accordance with PCAOB standards is in process and will be included in the proxy statement relating to the proposed Business Combination . Accordingly there may be material differences between the presentation of the financial information included in the Presentation and in the proxy statement . Confidential | 2

DISCLAIMER (CONT ’ D) Non - GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with GAAP including, but not limited to, Adjusted EBITDA . These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company ’ s financial results . Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP . You should be aware that the Company ’ s presentation of these measures may not be comparable to similarly - titled measures used by other companies . The Company believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company ’ s financial condition and results of operations . Please refer to footnotes where presented on each page of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP . This Presentation also includes certain projections of non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . Use of Projections This Presentation contains financial forecasts with respect to the Company ’ s projected financial results for the Company's fiscal years 2021 through 2026 . These projections should not be relied upon as being necessarily indicative of future results . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those described above under “ Forward - Looking Statements . ” Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . Industry and Market Data ; Trademarks, Service Marks and Copyrights In this Presentation, PTK and the Company rely on and refer to certain information and statistics obtained from third - party sources which they believe to be reliable . Neither PTK nor the Company has independently verified the accuracy or completeness of any such third - party information . You are cautioned not to give undue weight to such industry and market data . This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM , SM , (c) or (r) symbols, but PTK and the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . Confidential | 3

$ 57 $ 69 $ 83 $ 120 $ 197 $ 320 $ 482 $- $100 $200 $300 $400 $500 $600 2020 2021 2022 2023 2024 2025 2026 Confidential | 4 VALENS AT A GLANCE LEADER IN ULTRA HIGH - SPEED CONNECTIVITY SOLUTIONS AT CHIP, CIRCUIT, SYSTEM AND SOFTWARE LEVELS MARKET LEADER • Founder of the HDBaseT (2) Alliance • Over 200 Alliance members • Growing and profitable business CRITICAL TECHNOLOGY FOR ADAS AND AUTONOM O US CARS • Superior in - vehicle connectivity widely deployed in Daimler cars • Validated as baseline for the MIPI A - PHY standard due to superior performance SUPERIOR CONNECTIVITY TECHNOLOGY • New market opportunities in industrial, medical and transportation 117 (103) PATENT APPLI C A TION S (GRANTED) (4) ~$ 69 M (2) /~ 70% 202 1 E REVENUE AND G ROSS M ARGIN $ 9 B 2026 E SAM (3) KEY INVESTORS REVENUE FORECAST > 28 M CHIPS SOLD TO DATE ($ in M) ~ 270 EMPLOYEES, WITH HQ IN ISRAEL $ 500 M CUMULATIVE REVENUE TO DATE $ 150 M Capital Raised 48 % CAGR 2021 - 26 Source: IHS, Strategy Analytics, Yole , Management Estimates. (1) Global standard for the transmission of ultra - high - definition video & audio, Ethernet, controls, USB and up to 100 W of power over a single, long - distance, cable. (2) A previous version of this presentation referred to $ 67 M; this figure has been adjusted to reflect improved business projections. (3) (3) Combined SAM for Automotive and Audio - Video. (4) 14 patent applications pending.

ESTABLISHED FOUNDATION FOR RAPID GROWTH $ 69 M $ 3 M $ 482 M 33 % Revenue CAGR ( 2010 - 21 ) 48 % Projected Revenue CAGR ( 2021 - 26 ) Valens tech becomes the de facto industry standard, leading to A/V profitability 2012 ADAS advancements and widespread adoption of MIPI A - PHY, leading to massive revenue boost for Valens 2026 2021 Collaborating with leading OEMs and Tier 1 s on next - gen projects Release of industry - first MIPI A - PHY chipset Valens chipsets hit the road in Mercedes cars 2020 Selected as the basis of the MIPI A - PHY standard 2019 2016 1 st Daimler design win 1 st product launch 2010 Co - founds the HDBaseT Alliance Confidential | 5

Confidential | 6 Dr. Peter Mertens Chairman of the Board Gideon Ben - Zvi CEO Dror Heldenberg CFO Eyran Lida Co - founder and CTO Gideon Kedem SVP Automotive Business Gabi Shriki SVP Audio - Video Business Over 20 years of experience in global business management roles in leading semiconductor global companies. Over 30 years of experience as a serial entrepreneur. In his role as CEO and Chairman, he has successfully led companies to IPO, M&A and exits. Over 25 years of leadership in corporate financing, M&A, and business management in global companies. Inventor of HDBaseT technology and co - founder of Valens, with more than 75 patents under his name. Over 30 years experience in management roles in leading semiconductor and EDA global companies. Over 35 years of experience in the automotive industry, including companies such as Volvo Cars (CTO), General Motors Global, Mercedes Benz, and member of the Board of Management of Audi AG. VALENS EXECUTIVE LEADERSHIP

Disruptive connectivity technology › Unmatched connectivity speed, performance, latency, and distance › Strong patent portfolio with extensive Digital Signal Processing (DSP) domain expertise Track record of market leadership › Shipped more than 28 million chips to some of the most demanding customers in the world › On the road in Mercedes vehicles and selling to Tier - 1s including Continental, Harman, Molex, and Bosch Setting industry standards › Inventor of HDBaseT technology, the leading industry standard in Audio - Video connectivity › MIPI A - PHY standard adoption creates first - mover and sustainable competitive advantage in Automotive Large, fast - growing Automotive SAM › Rising number of sensors for ADAS requires high - speed connections to enable safety in ADAS & autonomous driving › Valens’ automotive SAM (infotainment, sensors, displays) expected to grow at 35% CAGR to reach $8B by 2026 Major Audio - Video growth opportunities › Market acceleration driven by demand for video conferencing and hybrid education › Success is creating opportunities in a variety of new verticals Compelling financial model › Substantial business with 2021E revenue of $69 million and a projected gross margin of 70% › Revenue forecasted to grow at a 48% CAGR from 2021 - 2026 to $482 million INVESTMENT HIGHLIGHTS Confidential | 7

THE BEST HIGH-SPEED, LONG-REACH DIGITAL CONNECTIVITY SOLUTION


Audio
Video
Data
Control
Power
Valens
Valens
Audio
Video
Data
Control
Power
Audio
Video
Data
Control
Power
Audio
Video
Data
Control
Power

- Leading the transition from analog to digital
- Superior PHY Technology enabling unmatched connectivity speed, performance, and distance
- Extensive Patent Portfolio with Digital Signal Processing (DSP) Expertise

Industry Pain Points	Valens Value Proposition
Insufficient bandwidth to support the growing data processing requirements	**Industry-leading Bandwidth**
Safety-critical applications raise the stakes for ensuring flawless link quality in the harsh automotive environment	**Unprecedented Error-Free Links**
Cars are running out of space – there is a pressing need to reduce the amount and weight of cabling	**Simple infrastructure with Lowest Total System Cost**

Valens
Disruptive connectivity technology | Track record of market leadership | Setting industry standards | Large, fast-growing Automotive SAM | Powerful Audio-Video growth opportunities | Compelling financial model
Confidential |8

CRESTRON
logitech
SONY
Panasonic
SAMSUNG
SIEMENS
EPSON
NEC
LG Electronics
Extron
HARMAN

Valens
Core Enabler

VALENS CHIPSETS EMPOWER MILLIONS OF PRODUCTS FOR AUDIO-VIDEO MARKET LEADERS



Samsung's "The Wall"
Digital Signage



Logitech Rally PLUS
Ultra-HD System



Samsung "Terrace"
Outdoor TV



Dräger Evita®
V800 Ventilator



Crestron Mercury X
Video Conferencing
Tabletop



Siemens Healthineers
3D Imaging
Mobile C-Arm



Epson BrightLink
Interactive Ultra
Short-Throw
Projector

Disruptive connectivity technology — Track record of market leadership — Setting industry standards — Large, fast-growing Automotive SAM — Powerful Audio-Video growth opportunities — Compelling financial model

Valens
Confidential |9

Confidential | 10 VALIDATED BY AUTOMOTIVE LEADERS “ One of Daimler’s strategic focuses is to be a technological leader in ‘green’ technologies, safety, autonomous driving and connectivity. Valens Automotive is a perfect fit as its architectural benefits, reliability and robustness lead to a superior driving experience for our customers.” Daimler ‘Valens and Daimler Partner to Optimize In - Car Connectivity’ • On the road and fully operational with 1 st - generation automotive chipsets • Collaborating on multiple next - gen platforms across many models • Estimated contracted value of several hundred million dollars • Selling through leading automotive Tier - 1s Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model ENABLING SUPERIOR INFOTAINMENT CONNECTIVITY IN MERCEDES VEHICLES

VALENS PARTNER ED WITH LEADING TRUCK TECHNOLOGY MANUFACTURER TO SOLVE TRUCK AND TRAILER CONNECTIVITY CHALLENGE Confidential | 11 PROJECT SCOPE • Connectivity of the trailer rear camera to the vehicle cabin display • Valens support s high - speed data links of up to 40m in a very rough and noisy environment BUSINESS OPPORTUNITY • Foothold in profitable, high - margin truck market • Automotive aftermarket potential SOLVING A CRITICAL SAFETY HAZARD AND PROTECTING LIVES Monitor Industrial PC Up to 40m Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model VALIDATED BY AUTOMOTIVE LEADERS

Valens’ technology was selected as the baseline for MIPI A - PHY thanks to its superior performance SETTING THE STANDARD IN EVERY INDUSTRY WE OPERATE Confidential | 12 Superior technology enables Valens to set industry standards as a go - to - market strategy, driving market leadership and maximizing growth Adopted in full by the IEEE, the MIPI A - PHY standard is on the way to becoming the connectivity - solution of choice for every automaker Inventor of HDBaseT technology – an audio - video industry standard A - PHY 1 2 3 1 2 3 Market leader with unmatched technology for the distribution of ultra high - resolution video and audio Co - Founder of the HDBaseT Alliance, with Samsung, LG and Sony Pictures. Over 200 members developing HDBaseT enabled products Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model This gives Valens a significant first - mover advantage with the first MIPI A - PHY compliant chipsets on the market

VALENS IS LEADING THE GROWING MIPI A - PHY ECOSYSTEM • EyeQ 5 platform will support the MIPI A - PHY standard • Working in partnership with Valens to implement A - PHY architecture “ We ’ re happy to be early adopters of this automotive connectivity standard. Valens is in a leading position with A - PHY, which is why it is so important for us to start this collaboration. ” Kenji Onishi , General Manager, Automotive Business Department “ We at Mobileye are working closely with Valens to make sure our next - generation platforms will comply with the MIPI A - PHY architecture. “ Amnon Shashua , Founder & CEO, Mobileye • Sony Semiconductor Solutions will use the A - PHY standard in its sensors • Working in partnership with Valens to implement A - PHY architecture Confidential | 13 Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model Valens is positioned to provide the underlying connectivity solution in every car sensor system that requires an A - PHY link Leader in A - PHY

KEY AUTOMOTIVE MARKET DRIVERS High - speed data processing 1 2 Simplified car architecture 3 ADAS & autonomous driving Confidential | 14 Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model

Cloud Data Center on Wheels VALENS OFFERS THE HIGHEST BANDWIDTH CAPABILITIES IN THE MARKET, ENABLING THE DATA CENTER ON WHEELS High - speed data processing 1 Valens is doing for automotive what Nvidia/Mellanox did for data centers CPU: Accelerator: Memory: Networking: CPU: Image Accelerator: LiDAR: Memory: Networking: Confidential | 15 Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model

2

Simplified car architecture



VALENS SIMPLIFIES IN-VEHICLE ARCHITECTURE

THE PROBLEM



Car architecture has been pushed to its limits - space, weight, and complexity

Wire harness data:

- 3rd-heaviest element in the car
- Weight: ~60kg
- Length: 3-5km of cabling
- Manual assembly required

THE VALENS SOLUTION



- >2x Bandwidth
- Fewer Cables/ Lower Weight
- Lower Cost
- Less Complexity
- Less Power Consumption
- Increased Resilience
- Embedded Link Diagnostic and Analytics
- Reduced Risk of Recall

Disruptive connectivity technology | Track record of market leadership | Setting industry standards | Large, fast-growing Automotive SAM | Powerful Audio-Video growth opportunities | Compelling financial model

Valens

Confidential | 16

VALENS IS A KEY ENABLER FOR ADAS & AUTONOMOUS DRIVING Park Assistance Surround View Rear Collision Warning Blind Spot Warning Speed Limited Autonomy Lane Departure Warning Lane Keep Assistance Sign Recognition Emergency Braking Collision Fully Autonomous System Pedestrian Cross Traffic Alert Zero Latency High Speed Long Reach 3 ADAS & autonomous driving Prerequisites for ADAS connectivity Confidential | 17 Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model No matter the sensor type, Valens will provide the underlying connectivity solution Radar LiDAR Camera

ADVANCES IN ADAS DRIVE VALENS ’ GROWTH (1) Strategy Analytics Automotive Ethernet Market Projections, December 2019 , Yole Automotive Interior Market and Technology Report 2020 and Strategy Analytics ADAS Demand Forecast, May 2020 , and uses Management estimates. Level 2 Level 3 Level 4 Level 5 Adoption of Valens Solutions Camera 2 - 7 5 - 8 5 - 12 5 - 12 Radar 1 - 3 3 - 5 4 - 10 4 - 10 Lidar 0 1 - 2 2 - 5 2 - 6 Display 1 - 4 2 - 8 2 - 8 8+ Total 4 - 14 11 - 23 13 - 35 19 - 36+ Feet Off Eyes Off Hands Off Mind Off Confidential | 18 Valens High Speed Connectivity Automotive SAM (1) Infotainment Sensors Displays 2021 2026 ($ B) 35 % CAGR                   $ 0.9 $ 2.5 $ 4.3 $ 0.6 $ 0.4 $ 0.6 $ 1.6 $ 7.6 Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model Today, the automotive industry is at Level 2 , and on the road to higher levels of automation High resolution sensors demanding high - speed connectivity are integrated at Level 2 and up

NEW NORMAL = NEW OPPORTUNITIES IN AUDIO - VIDEO High - resolution cameras Multiple displays Huddle room Audio - Video accessories Accelerated demand for audio - video equipment Video conferencing is becoming part of everything we do. Any business meeting. Any classroom. Any entertainment event. Any medical checkup. Valens ’ ability to extend high quality audio, video and USB with zero latency makes the company a key enabler of the new hybrid normal, which heavily relies on a seamless audio - video experience Confidential | 19 Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model

LEVERAGING VALENS TECHNOLOGY TO CONQUER NEW MARKETS › Key supplier for 5 of the leading manufacturers Industry Trend: Significant growth as Industry 4.0 increasingly relies on camera sensors and computer vision systems Valens is quickly becoming a key supplier for major manufacturers in previously untapped markets MEDICAL IMAGING › Key supplier for 3 of the leading manufacturers › Integrated in diagnostic equipment, assisted surgical equipment, and operating room video distribution Industry Trend: Increasing reliance on multiple, high quality, low latency, high resolution camera sensors TRANSPORTATION › Key supplier for 2 of the leading manufacturers Industry Trend: Demand is growing as US cities allow commercial advertising on public buses; municipalities are looking for new ways to convey public safety information and to generate revenue from digital signage INDUSTRIAL Confidential | 20 Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model

FINANCIAL HIGHLIGHTS Overall revenue growing at 48 % CAGR in 2021 - 2026 to about $ 482 M › 64 % gross margin and 42 % Adjusted EBITDA margin in 2026 Already sustainable business, with $ 69 M revenue and 70 % gross margin in 2021 › Break - even in 2024 Automotive: Significant growth at 109 % CAGR in 2021 - 2026 to about $ 284 M revenue Audio - Video: Stable and established business › Growing to $ 198 M revenue in 2026 Confidential | 21 Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model

Q 2 - 2021 HIGHLIGHTS Financial › Revenue : $ 17.5 million › Gross profit : $ 12.5 million › Gross margin : 71.2% › Bookings : $ 35.3 million • Book - to - bill ratio : 2.02 › Total orders backlog : $ 56.5 million • 100 % of 2021 full year revenue fully covered by orders backlog › Automotive revenues : $ 2.0 million › Full year 2021 revenue guidance : Raised to $ 69 million › Cash, cash equivalents and short - term deposits : $ 51.9 million • No debt Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model Confidential | 22

› Stello chipset released to market and embraced by leading industry players › First - generation VA 6000 automotive chipsets now in mass production and on the road in several car models › The IEEE officially adopted the MIPI A - PHY standard, which is based on Valens technology › Successful bring up of Valens' next - generation automotive product, the VA 7000 family, the first MIPI A - PHY compliant chipset in the market Q 2 - 2021 HIGHLIGHTS Operational Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model Confidential | 23

Revenue ($M) Audio - Video Auto BUSINESS PLAN $ 57 $ 69 $ 83 $ 120 $ 123 $ 198 $ 2 $ 7 $ 15 $ 38 $ 55 $ 62 $ 68 $ 82 $ 174 2021 2022 2024 (1) 2025 2026 2023 2020 $ 146 $ 320 $ 74 $ 197 $ 284 $ 482 Forecasts based on existing customers & products Vast majority of automotive revenues are from 1 st - generation chipsets New Audio - Video products: USB 3.2 , HDMI 2.1 ( 8 K) Expanding into new markets Auto VA 7000 hits mass production as A - PHY becomes widely adopted D esign wins : Strong pipeline of ~ 15 partners & OEMs evaluating A - PHY ’ 21 - ’ 26 CAGR 27% 109% 48 % Confidential | 24 (1) Valens breakeven in 2024

Note: “ Adj EBITDA ” means EBITDA before depreciation, amortization and expenses related to equity grants. Gross Profit ($M) and Margin Adj. EBITDA ($M) and Margin Valens breakeven in 2024 Confidential | 25 Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model BUSINESS PLAN (CONT ’ D)        $ 43 $ 48 $ 55 $ 74 $ 130 $ 210 $ 310 76% 70% 67% 62% 66% 66% 64% ($ 16 ) ($ 18 ) ($ 38 ) ($ 24 ) $ 32 $ 110 $ 204 ( 29%) ( 28%) ( 46%) ( 20%) 16% 34% 42%

LONG - TERM OPERATING MODEL Note: “ Adj EBITDA ” means EBITDA before depreciation, amortization and expenses related to equity grants ($M) 2020 A 2021 E 2022 E 2023 E 2024 E 2025 E 2026 E 2021 E - 2026 E CAGR Revenue $ 57 $ 69 $ 83 $ 120 $ 197 $ 320 $ 482 48 % Gross Profit $ 43 $ 48 $ 55 $ 74 $ 130 $ 210 $ 310 46% % margin 76% 70% 67% 62% 66% 66% 64 % Operating Expenses $ 66 $ 70 $ 99 $ 103 $ 102 $ 105 $ 111 % of revenue 116% 105% 119% 85% 52% 33% 23 % Adj. EBITDA ($ 16 ) ($ 18 ) ($ 38 ) ($ 24 ) $ 32 $ 110 $ 204 % margin ( 29%) ( 28%) ( 46%) ( 20%) 16% 34% 42 % USE OF PROCEEDS: › Expand and accelerate product development › Commercialization of products STRONG BALANCE SHEET: › Working Capital of $ 45 Million at closing › Cumulative loss until break even << Proceeds: • Stronger balance sheet • Potential M&A transactions • Faster expansion of product offering Confidential | 26 Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model

TRANSACTION OVERVIEW

Transaction Structure

- Valens Semiconductor to **become publicly listed** (NYSE:VLN) through business combination with PTK (NYSE:PTK)
- PTK is a publicly listed special purpose acquisition company with **$115M cash held in trust**, inclusive of PrimeRose Forward Purchase Agreement
  - 35% of sponsor shares will be unvested at the time of the merger. 10%, 12.5%, and 12.5% of the shares will vest when the stock price reaches $12, $12.5, and $15, respectively.
- Following the closing of the transaction (targeted in the fall of 2021), the combined company is expected to be listed on NYSE
- Valens' existing shareholders to retain 100% of their equity **(no secondary)**
  - 6-month lock-up for shares held by Valens existing equity holders
- Valens' existing shareholders and management would own **~75% of the combined entity** post closing, assuming no redemptions by PTK public shareholders

Pro Forma Ownership



Sponsors 1.8%
PIPE 12.1%
PTK 11.1%
Existing Valens Shareholders 75%[1]

(1) Assumes no redemptions from SPAC's existing public shareholders

Valuation & Financing

- Pro forma **enterprise value of $894mm, implying 10.8x EV / 2022E revenue and 7.5x EV / 2023E revenue multiple**, an attractive valuation versus peer averages
  - Market cap valuation expected to be $1.16B
- Transaction is expected to provide up to **$240M in gross proceeds** comprised of:
  - PTK's $115M of cash held in trust, assuming no redemption by PTK public shareholders
  - $125M fully committed ordinary share PIPE at $10.00 per share
  - Pro forma for the transaction, Valens is expected to have ~$263M cash on balance sheet assuming no redemption
- **No additional capital is expected to be required between now and achieving positive cash flow**

Valens

Disruptive connectivity technology | Track record of market leadership | Setting industry standards | Large, fast-growing Automotive SAM | Powerful Audio-Video growth opportunities | Compelling financial model

Confidential | 27

OPERATIONAL BENCHMARKING 66.8% 67.1% 74.4% 66.1% 77.2% 56.5% 64.8% 65.2% 61.3% 61.7% 67.6% NA 65.8% NA 56.9% 64.6% 66.8% 62.0% 20.8% 33.5% 9.1% 13.6% 14.1% 16.5% 31.1% 14.0% 24.8% 28.4% 26.1% NA 10.5% NA 13.0% 25.2% 10.5% 24.2% Source: Company projections and FactSet as of 8 / 30 / 2021 . Note: 2023 E research estimates for Broadcom and Analog Devices are not available. Gross Margin Revenue CAGR CY 2022 E Median: 65.6 % CY 2023 E Median: 65.2% 20 A - 22 E Median: 15.3% 20 A - 23 E Median: 18.6 % Confidential | 28 Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model

DE - SPAC PROCESS TIMELINE May 25 th 2021 Business combination agreement with PTK signed and announced June 17 th 2021 Filed the first draft of our F - 4 registration statement Aug 27 th 2021 F 4 was approved effective Sep 7 th 2021 Record date for PTK ’ s shareholders Sep 28 th 2021 PTK shareholders meeting to approve the deal Sep 30 th 2021 Expected listing day of Valens on the NYSE Confidential | 29 Disruptive connectivity technology Track record of market leadership Setting industry standards Large, fast - growing Automotive SAM Powerful Audio - Video growth opportunities Compelling financial model

Thank You